# HSBC USA Inc.
## Select*Invest* Program
## October 2014

Filed Pursuant to Rule 433
Registration No. 333-180289
October 1, 2014
FREE WRITING PROSPECTUS
(To Prospectus dated March 22, 2012,
Prospectus Supplement for Notes, Series 1,
dated March 22, 2012 and Equity Index Underlying
Supplement dated March 22, 2012 and ETF
Underlying Supplement dated March 22, 2012)

This free writing prospectus relates to the HSBC **Select***Invest* Program – October 2014 and contains two separate offerings of debt securities (each debt security is referred to as a "Selection"). Each Selection is linked to the Basket described below, and has a term of three or five years.

▶ The Basket, which we refer to as the "Diversified Equity Basket," consists of four unequally weighted basket components: 40% S&P 500® Index ("SPX"), 20% Russell 2000® Index ("RTY"), 30% EURO STOXX 50® Index ("SX5E"), and 10% iShares® MSCI Emerging Markets ETF ("EEM").

▶ Each Selection provides 100% exposure to any positive return of the Diversified Equity Basket, subject to a Maximum Return.

▶ Each Selection offers protection, which we refer to as "First Loss Protection," from the first 15% or 25% of any decrease in the level of the Diversified Equity Basket, depending on the term, as set forth below. We also refer in this document to the "First Loss Protection" as a "buffer."

▶ Each Selection is a senior unsecured debt security of HSBC USA Inc., and the payments due on the Selections are subject to our credit risk. Unlike a mutual fund or similar investment, an investment in the Selections does not provide any direct or indirect ownership of an interest in the securities included in any basket component.

▶ The offerings are expected to price on October 23, 2014, and to settle on October 28, 2014.

▶ The Selections will be issued in denominations of $1,000, which will be their price to the public in the initial offering.

| Term: 3 Years | | | Term: 5 Years | | |
|---|---|---|---|---|---|
| Diversified Equity Basket | Maximum Return | CUSIP | Diversified Equity Basket | Maximum Return | CUSIP |
| 40% SPX 20% RTY 30% SX5E 10% EEM | At least 19.50% | 40433BPK8 | 40% SPX 20% RTY 30% SX5E 10% EEM | At least 40.00% | 40433BPQ5 |
| 15% First Loss Protection | | | 25% First Loss Protection | | |

The Selections will not be listed on any U.S. securities exchange or automated quotation system, and will not bear interest.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Selections or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or underlying supplements. Any representation to the contrary is a criminal offense.

**Investment in the Selections involves certain risks. You should refer to "Risk Factors" beginning on page FWP-7 of this document, page S-3 of the accompanying prospectus supplement, page S-1 of the accompanying Equity Index Underlying Supplement, and page S-2 of the accompanying ETF Underlying Supplement.**

The Estimated Initial Value of the Selections on the Pricing Date is expected to be between $940 and $970 with respect to the three-year Selections, and between $900 and $950 with respect to the five-year Selections. In each case, the Estimated Initial Value will be less than the price to public. The actual Estimated Initial Value for each of the Selections will be set forth on the cover page of the final pricing supplement relating to this offering. The market value of the Selections at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page FWP-4 and "Risk Factors" beginning on page FWP-7 of this document for additional information.

HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 2.75% per $1,000 Principal Amount of the three-year Selections and up to 4.50% per $1,000 Principal Amount of the five-year Selections in connection with the distribution of the Selections to other registered broker-dealers. In addition, HSBC USA Inc. or one of our affiliates may pay referral fees of up to 1.20% per $1,000 Principal Amount of the three-year Selections and up to 2.00% per $1,000 Principal Amount of the five-year Selections in connection with the distribution of the Selections to other registered broker-dealers. In no case will the sum of the underwriting discounts and referral fees exceed 3.20% per $1,000 Principal Amount of the three-year Selections and 5.00% per $1,000 Principal Amount of the five-year Selections. For additional information about the distribution of the Selections, please see "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-19 of this free writing prospectus.

**The Selections:**

| Are Not FDIC Insured | Are Not Bank Guaranteed | May Lose Value |
|---|---|---|



**HSBC Select**_Invest_ **Program**

This HSBC **Select**_Invest_ Program is designed to provide investors with the ability to choose from two offerings, called **Selections**. While each Selection provides exposure to the same Diversified Equity Basket, each Selection presents a different combination of term, Maximum Return, and First Loss Protection against declines in the Diversified Equity Basket. The First Loss Protection for Selections with a three-year term is 15% and with a five-year term is 25%. The Diversified Equity Basket consists of the basket components listed below.

Each **Selection** provides investors the opportunity to participate on a one-for-one basis in the upside exposure of the Diversified Equity Basket, up to a Maximum Return. If the level of the Diversified Equity Basket declines at maturity, you will not lose any portion of the principal amount unless the Diversified Equity Basket declines by more than the applicable First Loss Protection level. The investor then participates 1:1 in any decreases in the Diversified Equity Basket beyond the First Loss Protection level. Each **Selection** is a senior, unsecured debt obligation of HSBC USA Inc., and all payments on the **Selections** are subject to the credit risk of the issuer. An investment in the Selections does not provide you with any direct or indirect ownership in any of the securities represented by the basket components.

The Offerings

This document relates to two separate offerings by HSBC USA Inc., each linked to the performance of the **same** Diversified Equity Basket.

### The Diversified Equity Basket

| Basket Component | Market Exposure | Ticker | Component Weighting |
|---|---|---|---|
| S&P 500® Index ("SPX") | Large-cap U.S. equities | SPX | 40% |
| Russell 2000® Index ("RTY") | Small-cap U.S. equities | RTY | 20% |
| EURO STOXX 50® Index ("SX5E") | European blue-chip equities | SX5E | 30% |
| iShares® MSCI Emerging Markets ETF ("EEM") | Emerging markets equities | EEM | 10% |



HSBC USA Inc.
**Select***Invest* Program

Each of the Selections will have the respective terms described in this free writing prospectus and the accompanying prospectus supplement, prospectus and relevant underlying supplement. If the terms of the Selections offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or relevant underlying supplement, the terms described in this free writing prospectus shall control. **You should be willing to forgo interest and dividend payments during the term of the Selections and, if the relevant Reference Return is less than the applicable Buffer Percentage (as defined below), lose a significant portion of your principal amount.**

**Each of the Selections will have the Maximum Return indicated on the cover page of this document. The purchaser of a Selection will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Diversified Equity Basket, as described below. The following key terms relate to the offerings:**

| | |
|---|---|
| **Issuer:** | HSBC USA Inc. |
| **Principal Amount:** | $1,000 per Selection |
| **Diversified Equity Basket:** | A Basket consisting of four unequally weighted basket components: 40% S&P 500® Index ("SPX"), 20% Russell 2000® Index ("RTY"), 30% EURO STOXX 50® Index ("SX5E"), and 10% iShares® MSCI Emerging Markets ETF ("EEM"). References in each underlying supplement to the "Reference Asset" will be deemed to refer to the Diversified Equity Basket. |
| **Trade Date:** | October 23, 2014 |
| **Pricing Date:** | October 23, 2014 |
| **Original Issue Date:** | October 28, 2014 |
| **Final Valuation Date:** | ● With respect to the three-year Selections: October 25, 2017<br>● With respect to the five-year Selections: October 23, 2019<br>Each of the Final Valuation Dates is subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the relevant accompanying underlying supplement. |
| **Maturity Date:** | ● With respect to the three-year Selections: October 30, 2017<br>● With respect to the five-year Selections: October 28, 2019<br>Each of these dates is the third scheduled business day after the applicable Final Valuation Date. Each Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the relevant accompanying underlying supplement. |
| **Payment at Maturity:** | On the Maturity Date, for each Selection, we will pay you the Final Settlement Value. |
| **Percentage Change:** | With respect to each basket component, the quotient, expressed as a percentage, calculated as of the applicable Final Valuation Date as follows:<br>$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$ |
| **Reference Return:** | The sum as of the applicable Final Valuation Date, over all basket components, of: (1) the basket component's Percentage Change, and (2) that basket component's weighting. |
| **Final Settlement Value:** | ***If the relevant Reference Return is greater than zero,*** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, equal to the lesser of:<br>(a) $1,000 + ($1,000 × the relevant Reference Return); and<br>(b) $1,000 + ($1,000 × the applicable Maximum Return).<br>***If the relevant Reference Return is less than zero but equal to or greater than the applicable Buffer Percentage***, you will receive $1,000 per $1,000 Principal Amount (zero return).<br>***If the relevant Reference Return is less than applicable Buffer Percentage*****,** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows:<br>$1,000 + ($1,000 × (the relevant Reference Return + the applicable Buffer Percentage)).<br>Under these circumstances, you will lose 1% of the Principal Amount of your Selection for each percentage point that the Reference Return is below the applicable Buffer Percentage. For example, if the relevant Reference Return is -30%, and your Selections have a three-year term with a Buffer Percentage of 15%, you will suffer a 15% loss and receive 85% of the Principal Amount, subject to the credit risk of HSBC. **If the relevant Reference Return is less than the applicable Buffer Percentage, you may lose a significant portion of your principal amount.** |

| | |
|---|---|
| Buffer Percentage: | 15% for the three-year Selections and 25% for the five-year Selections. The Buffer Percentage reflects the degree of First Loss Protection on your Selections. |
| Initial Value: | For each basket component, the Official Closing Value of that basket component on the Pricing Date. |
| Final Value: | With respect to each of the SPX, the RTY and the SX5E, the Official Closing Value on the applicable Final Valuation Date. With respect to the EEM, the Official Closing Value on the applicable Final Valuation Date, subject to adjustment by the calculation agent as described under "Additional Terms of the Notes—Antidilution and Reorganization Adjustments" in the accompanying ETF Underlying Supplement. |
| Official Closing Value: | The closing level or closing price, as applicable, on any scheduled trading day as determined by the calculation agent based upon the value displayed on the relevant Bloomberg Professional® service page (with respect to the SPX, "SPX <INDEX>", with respect to the RTY, "RTY <INDEX>", with respect to the SX5E, "SX5E <INDEX>", and with respect to the EEM, "EEM UP <EQUITY>"), or any successor page on the Bloomberg Professional® service or any successor service, as applicable. |
| Form of Securities: | Book-Entry |
| Listing: | The Selections will not be listed on any U.S. securities exchange or quotation system. |
| Estimated Initial Value: | The Estimated Initial Value of each of the Selections will be less than the price you pay to purchase them. Each Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Selections in the secondary market, if any, at any time. Each Estimated Initial Value will be calculated on the Pricing Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors—The Estimated Initial Value of each of the Selections, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Selections in the secondary market, if any." |

*The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the Selections.*

## Payoff Example at Maturity

The chart below shows the hypothetical payout profiles of an investment in an offering of the Selections under different performance scenarios, assuming a 20% Maximum Return and a First Loss Protection of 15%. The actual Maximum Return with respect to each Selection will be determined on the Pricing Date and will be set forth on the cover page of the final pricing supplement.



## ADDITIONAL DOCUMENTS

This free writing prospectus relates to two separate offerings, each linked to the Diversified Equity Basket, but providing a different combination of term, Maximum Return, and First Loss Protection. The purchaser of a Selection in one offering will only own that Selection and will have no ownership interests in any other Selections offered by this free writing prospectus, nor will such purchaser be entitled to exchange the Selection for Selections of another offering. The purchaser of a Selection will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Diversified Equity Basket. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although each offering of Selections relates to the Diversified Equity Basket, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Diversified Equity Basket or any component security included in the Diversified Equity Basket or as to the suitability of an investment in the Selections. You should also not construe the offering of the Selections as a recommendation to allocate your investment assets according to the weightings of the basket components.

You should read this document together with the prospectus dated March 22, 2012, the prospectus supplement dated March 22, 2012, the Equity Index Underlying Supplement dated March 22, 2012, and the ETF Underlying Supplement dated March 22, 2012. If the terms of the Selections offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus, or relevant underlying supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-7 of this free writing prospectus, page S-3 of the prospectus supplement, page S-1 of the Equity Index Underlying Supplement, and page S-2 of the ETF Underlying Supplement, as the Selections involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Selections. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and underlying supplements) with the SEC for the offerings to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and relevant underlying supplements in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and these offerings. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in these offerings will arrange to send you the prospectus, prospectus supplement and underlying supplements if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

▸ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

*As to the SPX, the RTY or the SX5E:*

▸ The Equity Index Underlying Supplement at:
http://www.sec.gov/Archives/edgar/data/83246/000114420412016693/v306691_424b2.htm

*As to the EEM:*

▸ The ETF Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420412016689/v306692_424b2.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Selections. You may revoke your offer to purchase the Selections at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Selections prior to their issuance. In the event of any material changes to the terms of the Selections, we will notify you.

## INVESTOR SUITABILITY

**The Selections may be suitable for you if:**

▶ You seek an investment with a return linked to the potential positive performance of the Diversified Equity Basket and you believe the value of the Diversified Equity Basket will increase over the term of the applicable Selection.

▶ You are willing to invest in the Selections based on the applicable Maximum Return with respect to the applicable offering, which may limit your return at maturity. The actual Maximum Return for each offering of Selections will be determined on the Pricing Date.

▶ You are willing to make an investment that is exposed to any negative Reference Return on a 1-to-1 basis for each percentage point that the Diversified Equity Basket has decreased in value by more than the applicable Buffer Percentage.

▶ You are willing to accept the risk and return profile of the Selections versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▶ You are willing to forgo dividends or other distributions paid to holders of the stocks comprising the basket components or the basket components that are index funds, as applicable.

▶ You do not seek current income from your investment.

▶ You do not seek an investment for which there is an active secondary market.

▶ You are willing to hold the Selections to maturity.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the Selections.

**The Selections may not be suitable for you if:**

▶ You believe the Reference Return will be negative on the Final applicable Valuation Date or that the Reference Return will not be sufficiently positive to provide you with your desired return.

▶ You are unwilling to invest in the Selections based on the applicable Maximum Return with respect to the applicable offering, which may limit your return at maturity. The actual Maximum Return for each offering of Selections will be determined on the Pricing Date.

▶ You are unwilling to make an investment that is exposed to any negative Reference Return on a 1-to-1 basis for each percentage point that the Diversified Equity Basket has decreased in value by more than the applicable Buffer Percentage.

▶ You seek an investment that provides full return of principal.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You prefer to receive the dividends or other distributions paid on the stocks comprising the basket components or the basket components that are index funds, as applicable.

▶ You seek current income from your investment.

▶ You seek an investment for which there will be an active secondary market.

▶ You are unable or unwilling to hold the Selections to maturity.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Selections.

## RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-3 in the accompanying prospectus supplement, page S-1 of the Equity Index Underlying Supplement, and page S-2 of the ETF Underlying Supplement.  Investing in the Selections is not equivalent to investing directly in any of the stocks comprising the basket components or the basket components themselves.  You should understand the risks of investing in the Selections and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Selections in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus supplement, prospectus and underlying supplements.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and underlying supplements including the explanation of risks relating to the Selections described in the following sections:

▶ "—Risks Relating to All Note Issuances" in the prospectus supplement;

*As to the SPX or RTY:*

▶ "—General Risks Related to Indices" in the Equity Index Underlying Supplement;

*As to the SX5E:*

▶ "— General Risks Related to Indices" in the Equity Index Underlying Supplement;

▶ "— Securities Prices Generally Are Subject to Political, Economic, Financial, and Social Factors that Apply to the Markets in which They Trade and, to a Lesser Extent, Foreign Markets" in the Equity Index Underlying Supplement; and

▶ "— Time Differences Between the Domestic and Foreign Markets and New York City May Create Discrepancies in the Trading Level or Price of the Notes" in the Equity Index Underlying Supplement.

*As to the EEM:*

▶ "—General Risks Related to Index Funds" in the ETF Underlying Supplement;

▶ "—Securities Prices Generally Are Subject to Political, Economic, Financial, and Social Factors that Apply to the Markets in which They Trade and, to a Lesser Extent, Foreign Markets" in the ETF Underlying Supplement; and

▶ "—Time Differences Between the Domestic and Foreign Markets and New York City May Create Discrepancies in the Trading Level or Price of the Notes" in the ETF Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

### Your investment in the Selections may result in a loss.
If the relevant Reference Return is less than the applicable Buffer Percentage, your Payment at Maturity will be less than the Principal Amount of your Selections.  You may lose up to 85% of the principal amount of the three-year Selections, and 75% of the principal amount of the five-year Selections.

### The appreciation on the Selections is limited by the relevant Maximum Return.
You will not participate in any appreciation in the value of the Diversified Equity Basket beyond the relevant Maximum Return.  The Maximum Return relating to a particular offering of Selections (to be determined on the Pricing Date) will be set forth on the cover page of the final pricing supplement relating to the Selections.  You will not receive a return on the Selections greater than the relevant Maximum Return.  In addition, because you will not benefit from any dividends paid on the basket components or the securities included therein, as applicable, an investment in the Selections may underperform a hypothetical direct investment in those securities.

### Changes in the value of one basket component may be offset by changes in the value of the other basket components.
A change in the value of a basket component on the applicable Final Valuation Date may not correlate with a change in the value of the other basket components. The value of one basket component may increase, while the value of the other basket components may not increase as much, or may even decrease. Therefore, in calculating the Reference Return as of the applicable Final Valuation Date, increases in the value of one basket component may be moderated, or wholly offset, by lesser increases or decreases in the value of the other basket components.  In addition, since the basket components are not equally weighted, changes in the value of a basket component that is more heavily weighted, such as the SPX, may have a larger effect on the Reference Return than changes in the value of some of the other basket components, such as the RTY or the EEM.

**Credit risk of HSBC USA Inc.**

The Selections are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party.  As further described in the accompanying prospectus supplement and prospectus, the Selections will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law.  Any payment to be made on the Selections, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Selections and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Selections.

**The Selections will not bear interest.**

As a holder of the Selections, you will not receive interest payments.

**Changes that affect the basket components will affect the market value of the Selections and the amount you will receive at maturity.**

The policies of the reference sponsor or reference issuer of any basket component, as applicable, concerning additions, deletions and substitutions of the constituents comprising that basket component and the manner in which the reference sponsor or reference issuer takes account of certain changes affecting those constituents included in that basket component may affect the value of the Diversified Equity Basket.  The policies of the reference sponsor or reference issuer with respect to the calculation of any basket component, as applicable, could also affect the value of the Diversified Equity Basket.  The reference sponsor or reference issuer may discontinue or suspend calculation or dissemination of its index or index fund. Any such actions could affect the value of the Selections.

**The Selections are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.**

The Selections are our senior unsecured debt securities.  They are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction.  An investment in the Selections is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the Selections.

**The Estimated Initial Value of each of the Selections, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Selections in the secondary market, if any.**

The Estimated Initial Value of each of the Selections will be calculated by us on the Pricing Date and will be less than the price to public.  Each Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we use to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Selections.  This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities.  As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, each Estimated Initial Value may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market.  In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Selections to be more favorable to you.  We will determine the value of the embedded derivatives in the Selections by reference to our or our affiliates' internal pricing models.  These pricing models consider certain assumptions and variables, which can include volatility and interest rates.  Different pricing models and assumptions could provide valuations for the Selections that are different from each Estimated Initial Value.  These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect.  Each Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Selections in the secondary market (if any exists) at any time.

**The price of your Selections in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.**

The price to public takes into account certain costs.  These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Selections and the costs associated with structuring and hedging our obligations under the Selections.  If you were to sell your Selections in the secondary market, if any, the price you would receive for your Selections may be less than the price you paid for them because secondary market prices will not take into account these costs.  The price of your Selections in the secondary market, if any, at any time after issuance will vary based on many factors, including the level of the Diversified Equity Basket and changes in market conditions, and cannot be predicted with accuracy. The Selections are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Selections to maturity.  Any sale of the Selections prior to maturity could result in a loss to you.

**If we were to repurchase your Selections immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of each of the Selections.**

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Selections in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed each Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately seven months after the Original Issue Date for the three-year Selections and twelve months after the Original Issue Date for the five-year Selections.  This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Selections and other costs in connection with the Selections that we will no longer expect to incur over the term of the Selections.  We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Selections and any agreement we may have with the distributors of the Selections. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Selections based on changes in market conditions and other factors that cannot be predicted.

**The Selections lack liquidity.**

The Selections will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Selections in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Selections easily. Because other dealers are not likely to make a secondary market for the Selections, the price at which you may be able to trade your Selections is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Selections.

**Potential conflicts of interest may exist.**

HSBC and its affiliates play a variety of roles in connection with the issuance of the Selections, including acting as calculation agent and hedging our obligations under the Selections.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Selections. We will not have any obligation to consider your interests as a holder of the Selections in taking any action that might affect the value of your Selections.

**The amount payable on the Selections is not linked to the value of the basket components at any time other than on the applicable Final Valuation Date.**

The Final Value will be based on the Official Closing Value of the basket components on the applicable Final Valuation Date, subject to postponement for non-trading days and certain market disruption events.  Even if the value of the basket components appreciates prior to the applicable Final Valuation Date but then decreases on the applicable Final Valuation Date to a value that is less than the applicable Initial Value, the Payment at Maturity may be less, and possibly significantly less, than it would have been had the Payment at Maturity been linked to the value of such indices and index funds prior to such decrease.  Although the actual value of the basket components on the stated Maturity Date or at other times during the applicable term of the Selections may be higher than the applicable Final Value, the Payment at Maturity will be based solely on the Official Closing Value of such indices and index funds on the applicable Final Valuation Date.

**Uncertain tax treatment.**

For a discussion of the U.S. federal income tax consequences of your investment in a Selection, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

**Small-capitalization risk.**

The RTY tracks companies that may be considered small-capitalization companies. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies and therefore the respective index level may be more volatile than an investment in stocks issued by larger companies. Stock prices of small-capitalization companies may also be more vulnerable than those of larger companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded, making it difficult for the RTY to track them. In addition, small-capitalization companies are often less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Small-capitalization companies are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences. These companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and competitive strengths than large-capitalization companies, and are more susceptible to adverse developments related to their products.

**Risks associated with non-U.S. companies.**

The value of the EEM and the level of the SX5E depend upon the stocks of non-U.S. companies, and thus involve risks associated with the home countries of those non-U.S. companies. The prices of these non-U.S. stocks may be affected by political, economic, financial and social factors in the home country of each applicable company, including changes in that country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the Selections. These foreign securities may have less liquidity and could be more volatile than many of the securities traded in U.S. or other securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties. These factors may adversely affect the performance of the SX5E or the EEM and, as a result, the value of the relevant Selections.

**Risks associated with emerging markets.**

An investment linked to the EEM involves risks not generally associated with investments which have no emerging market component. In particular, many emerging nations are undergoing rapid change, involving the restructuring of economic, political, financial and legal systems. Regulatory and tax environments may be subject to change without review or appeal. Many emerging markets suffer from underdevelopment of capital markets and tax regulation. The risk of expropriation and nationalization remains a threat. Guarding against such risks is made more difficult by low levels of corporate disclosure and unreliability of economic and financial data.

**The Selections will not be adjusted for changes in exchange rates.**

Although the equity securities that are held by the EEM and those that comprise the SX5E are traded in currencies other than U.S. dollars, and your Selections are denominated in U.S. dollars, the amount payable on your Selections at maturity, if any, will not be adjusted for changes in the exchange rates between the U.S. dollar and the currencies in which these non-U.S. equity securities are denominated. Changes in exchange rates, however, may also reflect changes in the applicable non-U.S. economies that in turn may affect the value of the EEM and the level of the SX5E, and therefore your Selections. The amount we pay in respect of your Selections on the maturity date, if any, will be determined solely in accordance with the procedures described in this free writing prospectus.

## ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of the Diversified Equity Basket relative to its value on the pricing date.  We cannot predict the Final Value of the basket components.  The assumptions we have made in connection with the illustrations set forth below may not reflect actual events.  You should not take this illustration or these examples as an indication or assurance of the expected performance of the Diversified Equity Basket or the return on your Selections**.**  With respect to the Selections, the Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity on a $1,000 investment in an offering of Selections for a hypothetical range of Reference Returns from -100% to +100%. The following results are based solely on the assumptions outlined below.  The "Hypothetical Return on the Selections" as used below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000.  The potential returns described here assume that your Selections are held to maturity. You should consider carefully whether any of the offerings described in this free writing prospectus is suitable to your investment goals. The following table and examples assume the following:

▶    Principal Amount: $1,000

▶    Hypothetical Maximum Return: 12.50% (The actual Maximum Return for each offering of the Selections will be determined on the Pricing Date and will be set forth on the cover page of the final pricing supplement relating to the Selections.)

▶    Hypothetical Buffer Percentage: 15% (The actual Buffer Percentage for your Selections depends upon their term, and is set forth on the cover page of this document.)

| Hypothetical Reference Return | Hypothetical Payment at Maturity | Hypothetical Return on the Selections |
|---|---|---|
| 100.00% | $1,125.00 | 12.50% |
| 80.00% | $1,125.00 | 12.50% |
| 60.00% | $1,125.00 | 12.50% |
| 40.00% | $1,125.00 | 12.50% |
| 20.00% | $1,125.00 | 12.50% |
| 15.00% | $1,125.00 | 12.50% |
| **12.50%** | **$1,125.00** | **12.50%** |
| 10.00% | $1,100.00 | 10.00% |
| 5.00% | $1,050.00 | 5.00% |
| 2.00% | $1,020.00 | 2.00% |
| 1.00% | $1,010.00 | 1.00% |
| **0.00%** | **$1,000.00** | **0.00%** |
| -1.00% | $1,000.00 | 0.00% |
| -2.00% | $1,000.00 | 0.00% |
| -5.00% | $1,000.00 | 0.00% |
| -10.00% | $1,000.00 | 0.00% |
| **-15.00%** | **$1,000.00** | **0.00%** |
| -20.00% | $950.00 | -5.00% |
| -30.00% | $850.00 | -15.00% |
| -40.00% | $750.00 | -25.00% |
| -60.00% | $550.00 | -45.00% |
| -80.00% | $350.00 | -65.00% |
| -100.00% | $150.00 | -85.00% |

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the Selections.

**Example 1: The relevant Reference Return is 2.00%.**

| | |
|---|---|
| Reference Return: | 2.00% |
| **Final Settlement Value:** | **$1,020.00** |

Because the relevant Reference Return is positive and is less than the hypothetical Maximum Return, the Final Settlement Value would be $1,020.00 per $1,000 Principal Amount, calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Reference Return})$$

$$= \$1,000 + (\$1,000 \times 2.00\%)$$

$$= \$1,020.00$$

Example 1 shows that you will receive the return of your principal investment plus a return equal to the relevant Reference Return when the Reference Return is positive and is equal to or less than the relevant Maximum Return.

**Example 2: The relevant Reference Return is 20.00%.**

| | |
|---|---|
| Reference Return: | 20.00% |
| **Final Settlement Value:** | **$1,125.00** |

Because the relevant Reference Return is positive and is greater than the hypothetical Maximum Return, the Final Settlement Value would be $1,125.00 per $1,000 Principal Amount, calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Maximum Return})$$

$$= \$1,000 + (\$1,000 \times 12.50\%)$$

$$= \$1,125.00$$

Example 2 shows that you will receive the return of your principal investment plus a return equal to the Maximum Return when the relevant Reference Return is positive and exceeds the relevant Maximum Return.

**Example 3: The relevant Reference Return is -5.00%.**

| | |
|---|---|
| Reference Return: | -5.00% |
| **Final Settlement Value:** | **$1,000.00** |

Because the relevant Reference Return is negative, but the Final Value is not less than the Initial Value by more than the Buffer Percentage, the Final Settlement Value would be $1,000.00 per $1,000 Principal Amount (a zero return).

Example 3 shows that you will receive the return of your principal investment where the value of the Diversified Equity Basket declines by no more than the Buffer Percentage over the term of the Selections.

**Example 4: The relevant Reference Return is -30.00%.**

| | |
|---|---|
| Reference Return: | -30.00% |
| **Final Settlement Value:** | **$850.00** |

Because the relevant Reference Return is less than the Buffer Percentage of -15%, the Final Settlement Value would be $850.00 per $1,000 Principal Amount, calculated as follows:

$$\$1,000 + [\$1,000 \times (\text{Reference Return} + \text{Buffer Percentage (15\%)})]$$

$$= \$1,000 + [\$1,000 \times (-30.00\% + 15\%)]$$

$$= \$850.00$$

Example 4 shows that you are exposed on a 1-to-1 basis to declines in the value of the Diversified Equity Basket beyond the Buffer Percentage. IN THE CASE OF THE THREE-YEAR SELECTIONS, YOU MAY LOSE UP TO 85% OF THE PRINCIPAL AMOUNT OF YOUR SELECTIONS.

## INFORMATION RELATING TO THE BASKET COMPONENTS

### The S&P 500® Index

#### Description of the SPX

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

The top 5 industry groups by market capitalization as of September 30, 2014 were: Information Technology, Financials, Health Care, Consumer Discretionary and Industrials.

In September 2012, S&P Dow Jones Indices LLC updated its index methodology so that, subject to several exceptions, shareholdings by specified types of insiders that represent more than 5% of the outstanding shares of a security are removed from the float for purposes of calculating the SPX.

*For more information about the SPX, see "The S&P 500® Index" beginning on page S-6 of the accompanying Equity Index Underlying Supplement.*

#### Historical Performance of the SPX

The following graph sets forth the historical performance of the SPX based on the daily historical closing levels from January 1, 2008 through September 29, 2014.  The closing level for the SPX on September 29, 2014 was 1,977.80. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the SPX should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Value of the SPX on the applicable Final Valuation Date.

**License Agreement**

Standard & Poor's[®] and S&P[®] are registered trademarks of Standard & Poor's Financial Services LLC ("S&P"); Dow Jones[®] is a registered trademark of Dow Jones Trademark Holdings LLC ("Dow Jones"); and these trademarks have been licensed for use by S&P Dow Jones Indices LLC. "Standard & Poor's[®]," "S&P 500[®]" and "S&P[®]" are trademarks of S&P and have been licensed for use by S&P Dow Jones Indices LLC and its affiliates and sublicensed for certain purposes by HSBC. The S&P 500[®] Index (the "Index") is a product of S&P Dow Jones Indices LLC, and has been licensed for use by HSBC.

The Selections are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P or any of their respective affiliates (collectively, "S&P Dow Jones Indices"). S&P Dow Jones Indices makes no representation or warranty, express or implied, to the holders of the Selections or any member of the public regarding the advisability of investing in securities generally or in the Selections particularly or the ability of the Index to track general market performance. S&P Dow Jones Indices' only relationship to HSBC with respect to the Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices. The Index is determined, composed and calculated by S&P Dow Jones Indices without regard to HSBC or the Selections. S&P Dow Jones Indices has no obligation to take the needs of HSBC or the holders of the Selections into consideration in determining, composing or calculating the Index. S&P Dow Jones Indices is not responsible for and has not participated in the determination of the prices, and amount of the Selections or the timing of the issuance or sale of the Selections or in the determination or calculation of the equation by which the Selections are to be converted into cash. S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of the Selections. There is no assurance that investment products based on the Index will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within the Index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the Selections currently being issued by HSBC, but which may be similar to and competitive with the Selections. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Index. It is possible that this trading activity will affect the value of the Index and the Selections.

S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY HSBC, HOLDERS OF THE SELECTIONS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING, BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBLITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND HSBC, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

# The Russell 2000® Index

## Description of the RTY

The RTY is designed to track the performance of the small capitalization segment of the United States equity market. All 2,000 stocks are traded on the New York Stock Exchange or NASDAQ, and the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest United States companies as determined by market capitalization and represents approximately 98% of the United States equity market.

The top 5 industry groups by market capitalization as of August 31, 2014 were: Financial Services, Technology, Consumer Discretionary, Producer Durables and Health Care.

*For more information about the RTY, see "The Russell 2000® Index" beginning on page S-21 of the accompanying Equity Index Underlying Supplement.*

## Historical Performance of the RTY

The following graph sets forth the historical performance of the RTY based on the daily historical closing levels from January 1, 2008 through September 29, 2014. The closing level for the RTY on September 29, 2014 was 1,117.907. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the RTY should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Value of the RTY on the applicable Final Valuation Date.

## The EURO STOXX 50[®] Index

### Description of the SX5E

The SX5E is composed of 50 stocks from the Eurozone (Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain) portion of the STOXX Europe 600 Supersector indices. The STOXX Europe 600 Supersector indices contain the 600 largest stocks traded on the major exchanges of 18 European countries and are organized into the following 19 Supersectors: automobiles & parts; banks; basic resources; chemicals; construction & materials; financial services; food & beverage; health care; industrial goods & services; insurance; media; oil & gas; personal & household goods; real estate; retail; technology; telecommunications; travel & leisure and utilities.

*For more information about the SX5E, see "The EURO STOXX 50[®] Index" beginning on page S-40 of the accompanying Equity Index Underlying Supplement.*

### Historical Performance of the SX5E

The following graph sets forth the historical performance of the SX5E based on the daily historical closing levels from January 1, 2008 through September 29, 2014. The closing level for the SX5E on September 29, 2014 was 3,186.95. We obtained the closing levels below from the Bloomberg Professional[®] service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional[®] service.



The historical levels of the SX5E should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Value of the SX5E on the applicable Final Valuation Date.

# The iShares® MSCI Emerging Markets ETF

## Description of the EEM

The EEM seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets Index. The MSCI Emerging Markets Index is intended to measure the performance of equity markets in the global emerging markets. As of August 29, 2014, the MSCI Emerging Markets Index consisted of the following 23 component country indices: Brazil, Chile, China, Colombia, Czech Republic, Egypt, Greece, Hungary, India, Indonesia, Korea, Malaysia, Mexico, Peru, Philippines, Poland, Russia, Qatar, South Africa, Taiwan, Thailand, Turkey and United Arab Emirates.

*For more information about the EEM, see "The iShares® MSCI Emerging Markets Index Fund" beginning on page S-21 of the accompanying ETF Underlying Supplement.*

## Historical Performance of the EEM

The following graph sets forth the historical performance of the EEM based on the daily historical closing prices from January 1, 2008 through September 29, 2014. The closing price for the EEM on September 29, 2014 was $41.56. We obtained the closing prices below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical prices of the EEM should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Value of the EEM on the applicable Final Valuation Date.

| Quarter Begin | Quarter End | Quarterly High | Quarterly Low | Quarterly Close |
|---|---|---|---|---|
| 1/2/2008 | 3/31/2008 | $50.69 | $40.63 | $44.74 |
| 4/1/2008 | 6/30/2008 | $52.42 | $44.38 | $45.14 |
| 7/1/2008 | 9/30/2008 | $44.71 | $30.84 | $34.49 |
| 10/1/2008 | 12/31/2008 | $34.25 | $18.20 | $24.94 |
| 1/2/2009 | 3/31/2009 | $27.25 | $19.85 | $24.78 |
| 4/1/2009 | 6/30/2009 | $34.84 | $24.69 | $32.19 |
| 7/1/2009 | 9/30/2009 | $39.46 | $30.21 | $38.86 |
| 10/1/2009 | 12/31/2009 | $42.47 | $37.26 | $41.46 |
| 1/4/2010 | 3/31/2010 | $43.43 | $34.98 | $42.08 |
| 4/1/2010 | 6/30/2010 | $43.98 | $35.18 | $37.29 |
| 7/1/2010 | 9/30/2010 | $44.95 | $36.73 | $44.73 |
| 10/1/2010 | 12/31/2010 | $48.58 | $44.47 | $47.60 |
| 1/3/2011 | 3/31/2011 | $48.73 | $44.24 | $48.67 |
| 4/1/2011 | 6/30/2011 | $50.41 | $44.76 | $47.58 |
| 7/1/2011 | 9/30/2011 | $48.61 | $34.69 | $35.06 |
| 10/3/2011 | 12/30/2011 | $43.20 | $33.42 | $37.93 |
| 1/3/2012 | 3/30/2012 | $44.89 | $38.20 | $42.93 |
| 4/2/2012 | 6/29/2012 | $43.74 | $36.56 | $39.18 |
| 7/2/2012 | 9/28/2012 | $42.82 | $37.14 | $41.31 |
| 10/1/2012 | 12/31/2012 | $44.42 | $39.92 | $44.35 |
| 1/2/2013 | 3/29/2013 | $45.28 | $41.72 | $42.78 |
| 4/1/2013 | 6/28/2013 | $44.26 | $36.16 | $38.57 |
| 7/1/2013 | 9/30/2013 | $43.32 | $36.98 | $40.76 |
| 10/1/2013 | 12/31/2013 | $43.91 | $40.14 | $41.80 |
| 1/1/2014 | 3/31/2014 | $41.25 | $37.06 | $40.99 |
| 4/1/2014 | 6/30/2014 | $43.98 | $40.55 | $43.23 |
| 7/1/2014* | 9/29/2014* | $45.85 | $41.36 | $41.56 |

\* This free writing prospectus includes information for the third calendar quarter of 2014 for the period from July 1, 2014 through September 29, 2014. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2014.

## ADDITIONAL TERMS OF THE SELECTIONS

### Interest

The Selections will not pay interest.

### Business Day

A "business day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.

### Payment When Offices or Settlement Systems Are Closed

If any payment is due on the Selections on a day that would otherwise be a "business day" but is a day on which the office of a paying agent or a settlement system is closed, we will make the payment on the next business day when that paying agent or system is open. Any such payment will be deemed to have been made on the original due date, and no additional payment will be made on account of the delay.

### Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Selections.

### Reference Sponsor and Reference Issuer

With respect to the SPX, S&P Dow Jones Indices LLC, a part of McGraw-Hill Financial, is the reference sponsor.  With respect to the RTY, the Russell Investment Group is the reference sponsor. With respect to the SX5E, Deutsche Börse AG and SIX Group AG are the reference sponsors. With respect to the EEM, iShares, Inc. is the reference issuer.

### Events of Default and Acceleration

If the Selections have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Selections, the calculation agent will determine the accelerated payment due and payable at maturity in the same general manner as described in "Payment at Maturity" in this free writing prospectus.  In that case, the scheduled trading day immediately preceding the date of acceleration will be used as the applicable Final Valuation Date for purposes of determining the relevant Reference Return, and the accelerated maturity date will be three business days after the accelerated Final Valuation Date.  If a Market Disruption Event exists with respect to the Diversified Equity Basket on that scheduled trading day, then the accelerated Final Valuation Date for the Diversified Equity Basket will be postponed for up to five scheduled trading days (in the same manner used for postponing the applicable originally scheduled Final Valuation Date).  The accelerated maturity date will also be postponed by an equal number of business days.

If the Selections have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Selections. For more information, see "Description of Debt Securities—Senior Debt Securities—Events of Default" in the accompanying prospectus.

## SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Selections. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Selections from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this free writing prospectus relates, for distribution to other registered broker-dealers, or will offer the Selections directly to investors. HSBC Securities (USA) Inc. proposes to offer the Selections at the price to public set forth on the cover page of this free writing prospectus. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 2.75% per $1,000 Principal Amount of the three-year Selections and up to 4.50% per $1,000 Principal Amount of the five-year Selections in connection with the distribution of the Selections to other registered broker-dealers. In addition, HSBC USA Inc. or one of our affiliates may pay referral fees of up to 1.20% per $1,000 Principal Amount of the three-year Selections and up to 2.00% per $1,000 Principal Amount of the five-year Selections in connection with the distribution of the Selections to other registered broker-dealers. In no case will the sum of the underwriting discounts and referral fees exceed 3.20% per $1,000 Principal Amount of the three-year Selections and 5.00% per $1,000 Principal Amount of the five-year Selections.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Selections.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Selections, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-49 in the prospectus supplement.

## U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Selections, and therefore significant aspects of the tax treatment of the Selections are uncertain as to both the timing and character of any inclusion in income in respect of the Selections. Under one approach, a Selection should be treated as a pre-paid executory contract with respect to the Diversified Equity Basket. We intend to treat the Selections consistent with this approach. Pursuant to the terms of the Selections, you agree to treat the Selections under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat a Selection as a pre-paid executory contract with respect to the Diversified Equity Basket. Pursuant to this approach and subject to the discussion below regarding "constructive ownership transactions," we do not intend to report any income or gain with respect to the Selections prior to their maturity or an earlier sale or exchange. Any such gain or loss recognized should be long-term capital gain or loss provided you have held the Selection for more than one year upon maturity or an earlier sale or exchange, and should be short-term capital gain or loss otherwise. The deductibility of capital losses by U.S. holders (as defined under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement) is subject to limitations.

Despite the foregoing, U.S. holders should be aware that the Internal Revenue Code of 1986, as amended (the "Code"), contains a provision, Section 1260 of the Code, which sets forth rules which are applicable to what it refers to as "constructive ownership transactions." Due to the manner in which it is drafted, the precise applicability of Section 1260 of the Code to any particular transaction is often uncertain. In general, a "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as shares of the EEM (the "Underlying Shares")). Under the "constructive ownership" rules, if an investment in the Selections is treated as a "constructive ownership transaction," any long-term capital gain recognized by a U.S. holder in respect of a Selection will be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain" (as defined in Section 1260 of the Code) of the U.S. holder determined as if the U.S. holder had acquired the Underlying Shares on the original issue date of the Selection at fair market value and sold them at fair market value on the Maturity Date (if the Selection was held until the Maturity Date) or on the date of sale or exchange of the Selection (if the Selection was sold or exchanged prior to the Maturity Date) (the "Excess Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange or maturity of the Selection (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange or maturity of the Selection).

Although the matter is not clear, there exists a risk that an investment in the Selections will be treated as a "constructive ownership transaction." If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. holder in respect of a Selection will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of each Selection will equal the excess of (i) any long-term capital gain recognized by the U.S. holder in respect of such a Selection and attributable to the Underlying Shares over (ii) the "net underlying long-term capital gain" such U.S. holder would have had if such U.S. holder had acquired a number of the Underlying Shares at fair market value on the original issue date of such Selection for an amount equal to the "issue price" of the Selection allocable to the Underlying Shares and, upon the date of sale, exchange or maturity of the Selection, sold such Underlying Shares at fair market value (which would reflect the percentage increase in the value of the Underlying Shares over the term of the Selection). Accordingly, U.S. holders should consult their tax advisors regarding the potential application of the "constructive ownership" rules.

We will not attempt to ascertain whether any of the entities whose stock is included in, or owned by, each component of the Diversified Equity Basket, as the case may be, would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in, or owned by, each component of the Diversified Equity Basket, as the case may be, were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in, or owned by, each component of the Diversified Equity Basket, as the case may be, and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in, or owned by, each component of the Diversified Equity Basket, as the case may be, is or becomes a PFIC or a USRPHC.

Withholding and reporting requirements under the legislation enacted on March 18, 2010 (as discussed beginning on page S-48 of the prospectus supplement) will generally apply to payments made after June 30, 2014. Additionally, withholding due to any payment being treated as a "dividend equivalent" (as discussed beginning on page S-47 of the prospectus supplement) will begin no earlier than January 1, 2016. However, the U.S. Treasury Department and Internal Revenue Service have announced that they intend to limit this withholding to equity-linked instruments issued on or after the date that is 90 days after the date of publication in the U.S. Federal Register of final regulations addressing dividend equivalent withholding. Holders are urged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in the Selections.

For a discussion of the U.S. federal income tax consequences of your investment in a Selection, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.